John P. Nolan

Accounting Branch Chief

United States Security and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

January 23, 2008

Dear Mr. Nolan,

We are in receipt of your letter dated January 17, 2008. In your letter, you have asked us to "tell you in detail, how [we] considered whether [we] were required to record an other than temporary impairment charge related to available-for-sale securities in an unrealized loss position as of December 31, 2006 and to specifically tell [you] the basis for [our] conclusion that [we] had the intent and ability to hold these securities to the earlier of recovery of losses or maturity."

We believed at the time that we had the intent and ability to hold the securities to the earlier of recovery of loss on the following basis:

Intent
    In 2005 a new management team was put in place by the board of directors this resulted in many changes for the company. Since 2005, Management has publicly stated its intent to rebuild, or in some cases establish, new core competencies for the company. Active trading in the investment account was not and is not, a core competency that we are focused on or interested in. This is reflected in the actual performance of the investment portfolio: in both 2005 and 2006, there were no sales of "available for sale" securities. Our intention is very straightforward; let the portfolio generate the cash flows that it was designed to, in order to provide liquidity for support of our loan growth. In 2005 and 2006 the additional liquidity provided by the investment portfolio was key to our liquidity strategy, furthermore, our budget for 2007 was based on this history and had similar assumptions.

Ability

The Securities portfolio during both 2005 and 2006 accumulated unrealized losses due to increases in market interest rates. The available for sale portfolio was made up of highly-rated mortgage-backed securities, nearly all of which were issued by U.S. Government-sponsored enterprises and unsecured debentures issued by these same entities. We had the ability to hold these securities until the unrealized losses were recovered, which we anticipated would occur at or before the maturity of the securities.

We trust that this answers your questions regarding "intent and ability". If you or Ms. Cooper has any additional questions please don't hesitate to contact me.

Sincerely,

D. Michael Kramer

President and CEO